CF Finance Acquisition Corp. II

110 East 59th Street

New York, NY 10022

June 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Sergio Chinos

Re:	CF Finance Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted May 18, 2020

CIK No. 1811856

Dear Mr. Chinos:

CF Finance Acquisition Corp. II (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 11, 2020, regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on May 18, 2020.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement submitted May 18, 2020

General

1.	We note your disclosure on page 58 and on page 131 that your exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.

We hereby confirm to the Staff that our Amended and Restated Certificate of Incorporation will state clearly that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

Calculation of Registration Fee Table , page i

2.	We note that you included a market-making prospectus. Please include a footnote to the fee table for the amount of securities being registered solely for certain market-making transactions.

We have included a footnote to the fee table in response to the Staff’s comment.

Sergio Chinos, Staff Attorney

U.S. Securities and Exchange Commission

June 29, 2020

We may engage in an initial business combination . . . , page 47

3.	Please clarify the nature of the fairness opinion required for a business combination with an affiliated entity. Disclosure here suggests this opinion would address the fairness of the transaction to stockholders, whereas disclosure on page 7 under "Our Business Combination Process" suggests that the opinion would address the fairness of the transaction to the company.

We have clarified that any such opinion would address the fairness of the transaction to our stockholders.

Notes to the Financial Statements

Subsequent Events, page F-15

4.	Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.

We have disclosed the actual date through which subsequent events were evaluated.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick Chief Executive Officer

cc:	Stuart Neuhauser, Esq. Douglas Ellenoff, Esq. David Miller, Esq. Jeffrey Gallant, Esq.